July 16, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Momenta Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 000-50797

Ladies and Gentlemen:

On behalf of Momenta Pharmaceuticals, Inc. (the “Company”), and in response to a comment contained in a letter dated July 11, 2014 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff’) of the Securities and Exchange Commission to Craig Wheeler, the Company’s President and Chief Executive Officer, the Company respectfully advises the Staff that it will provide a response to the above referenced Letter via EDGAR under the form type label CORRESP on or before Friday, August 8, 2014.

If you have any questions or comments regarding the foregoing, kindly contact me at (617) 395-2814.  Thank you for your time and attention.

Very truly yours,

Marie Washburn
Corporate Controller

cc:                                Dennis Craythorn, Latham & Watkins LLP